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SEC
Mail Processir j
Section

MAR 0 2 2009

Washington, DC
105

UNITE
SECURITIES AND EX
Washingto

09040856

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67033

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING   01/01/08   AND ENDING   12/31/08

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CAPITAL & CREDIT INTERNATIONAL, INC.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4400 BISCAYNE BOULEVARD, #750, MIAMI, FLORIDA 33137

OFFICIAL USE ONLY
FIRM I.D. NO.

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jervis Hough   (305) 576-2200

ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Watson & Company, P.A.

20401 NW Second Avenue, #300

Miami, Florida   33169

CHECK ONE:

X   Certified Public Accountant

☐   Public Accountant

FOR OFFICIAL USE ONLY

☐   Accountant not resident in United States or any of its possessions.

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.1 7a-5(e)(2)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.
SEC 1410(06-02)

OATH OR AFFIRMATION

I, Jervis Hough, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CAPITAL & CREDIT INTERNATIONAL, as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____



_____ Signature

Notary Public State of Florida
Yvonne Elaine Harris-Little
My Commission DD718742
Expires 09/24/2011

PRESIDENT & CEO
Title

Notary Public

This report ** contains (check all applicable boxes):

X (a) Facing Page.
X (b) Statement of Financial Condition.
X (c) Statement of Income (Loss).
X (d) Statement of Changes in Financial Condition.
X (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
   (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
X (g) Computation of Net Capital.
X (h) Computation for Determination of Reserve Requirements Pursuant to Rule 1 5c3-3.
   (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
X (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 1 5c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 1 5c3-3.
   (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
X (l) An Oath or Affirmation.
   (m) A copy of the SIPC Supplemental Report.
   (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.1 7a-5(e)(3).*

CAPITAL & CREDIT INTERNATIONAL, INC.

FINANCIAL STATEMENTS
AND
SUPPLEMENTARY INFORMATION

DECEMBER 31, 2008 AND 2007

CAPITAL & CREDIT INTERNATIONAL, INC.
FINANCIAL STATEMENTS
DECEMBER 31, 2008 AND 2007

TABLE OF CONTENTS

Watson & Company, P.A.

Certified Public Accountants

20401 N.W. 2nd Avenue, Suite 300
(State Road 441)
Miami, Florida 33169
(305) 653-8865
(305) 653-8866
Fax: (305) 654-7751

watsonpa@aol.com
watson_info@watsonpa.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Capital & Credit International, Inc.
Miami, Florida

We have audited the accompanying statements of financial conditions of Capital & Credit International, Inc. as of December 31, 2008 and 2007, and the related statements of operations, changes in stockholders' equity, and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Capital & Credit International, Inc. as of December 31, 2008 and 2007, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under Securities Exchange Act of 1934.

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Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

January 23, 2009

Watson & Company PA

CAPITAL & CREDIT INTERNATIONAL, INC.
STATEMENTS OF FINANCIAL CONDITIONS
DECEMBER 31, 2008 AND 2007

ASSETS	2008	2007
Cash and cash equivalents	$ 150,131	$ 222,739
Trading receivable	55,891	49,590
Property and equipment, net accumulated depreciation	17,712	2,593
Clearing deposits (Note 2)	356,027	100,000
Prepaid expenses	56,202	-
Other assets	26,522	9,880
TOTAL ASSETS	$ 662,485	$ 384,802

LIABILITIES AND STOCKHOLDERS' EQUITY

	2008	2007
Accounts payable, accrued expenses, and other liabilities	$ 116,654	$ 44,228
Stockholders' equity	545,831	340,574
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 662,485	$ 384,802

The accompanying notes are an integral part of the financial statements

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CAPITAL & CREDIT INTERNATIONAL, INC.
STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

REVENUE	2008	2007
Interest	$ 256,797	$ 980
Other income	-	35,000
Commission Income, net	227,720	51,417
Total Revenue	484,517	87,397

OPERATING EXPENSES	2008	2007
Commissions and employee compensation	468,561	270,289
Advertising, marketing and development	59,209	77,968
Communications	41,400	18,969
Interest Expense	10,768	-
Licenses and taxes	11,966	6,432
Occupancy	11,735	7,123
Other administrative expenses	76,501	70,706
Professional fees	184,208	31,988
Trading Costs	83,309	-
Total Operating Expenses	947,657	483,475
NET LOSS	$ 463,140	$ 396,078

The accompanying notes are an integral part of the financial statements

CAPITAL & CREDIT INTERNATIONAL, INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

	2008	2007
Beginning Balance	$ 340,574	$ 56,164
Contribution by Stockholder	668,397	680,488
Net loss	(463,140)	(396,078)
Ending Balance	$ 545,831	$ 340,574

CAPITAL & CREDIT INTERNATIONAL, INC.
STATEMENT OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

	2008	2007
OPERATING ACTIVITIES		
Net Loss	$ (463,140)	$ (396,078)
Adjustments to reconcile net loss to net cash and cash equivalents used by operating activities:		
Depreciation	2,513	236
Changes in operating assets and liabilities:		
Clearing deposits	(256,027)	(100,000)
Accounts receivable	(6,301)	(46,090)
Prepaid expenses	(56,202)	-
Security deposits	-	11,234
Other assets	(16,642)	274
Accounts payable, accrued expenses, and other liabilities	72,426	37,251
Total adjustments	(260,233)	(97,095)
NET CASH AND CASH EQUIVALENTS USED BY OPERATING ACTIVITIES	(723,373)	(493,173)
INVESTING ACTIVITIES		
Acquisition of fixed assets	(17,632)	(2,829)
FINANCING ACTIVITIES		
Additional Paid-In-Capital	668,397	680,488
NET (DECREASE)/INCREASE IN CASH AND CASH EQUIVALENTS	(72,608)	184,486
CASH AND CASH EQUIVALENTS - BEGINNING OF YEAR	222,739	38,253
CASH AND CASH EQUIVALENTS - END OF YEAR	$ 150,131	$ 222,739

The accompanying notes are an integral part of the financial statements

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Activity

Capital & Credit International, Inc., was incorporated on January 14, 2005 as a Florida corporation. The Company filed for a name change on May 17, 2006 from Stainton Bradley International, Inc. to its current name.

The Company is a broker dealer with approval to specialize in financial securities commencing January 5, 2006. It is currently registered with the Securities and Exchange Commission ("SEC"), and is a member of Financial Industry Regulatory Authority ("FINRA").

The Company is owned by Capital & Credit Holdings, Inc., also a Florida corporation.

Method of Accounting

The financial statements have been prepared using the accrual basis of accounting.

Revenue

The principal sources of revenue are derived from interest, fees and commissions earned from providing financial services.

Income Taxes

As a corporation not exempt from Federal Income Taxes, the company is subject to federal income taxes on non-patronage income or additions to unallocated capital reserves.

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from these estimates.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Property and Equipment

Property and equipment are carried at cost and depreciated using the straight-line method over the estimated useful lives of the asset. Depreciation expense for the years ended December 31, 2008 and December 31, 2007, equaled $2,513 and $236 respectively. Property and equipment at December 31, 2008 and 2007, consist of the following components:

	2008	2007
Machinery & Equipment	$ 20,461	$ 2,829
Less: Accumulated Depreciation	(2,749)	(236)
	$ 17,712	$ 2,593

NOTE 2 - CLEARING DEPOSITS

In furtherance of its functions as a Broker Dealer, the company has established a Clearing Agreement, as an introducing broker, with Pershing LLC and another with MF Global, Inc., to clear transactions and maintain the accounts of certain customers. Both agreements require a cash deposit which is redeemable only after the agreement terminates. Each agreement carries significant penalties for premature termination. As at December 31, 2008 and 2007, Clearing deposits totaled $356,027 and $100,000 respectively.

NOTE 3 - LEASE

The company has entered into a three-year operating occupancy lease for its new office space since Feb 1, 2008, with its landlord Frost Real Estate Holdings, LLC. The lease has an optional renewal of one (1) additional three year term at prevailing rates. Lease cost is allocated based on the Company's cost sharing agreement with its parent.

At December 31, 2008, future minimum lease payments under the lease were as follows:

2009	109,116
2010	114,026
2011	9,536
Total	$ 232,678

Total rental expenses paid by the parent company for the years ended December 31, 2008 and 2007 was $11,735, and $7,123 respectively.

NOTE 4 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rules (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15-to-1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10-to-1. At December 31, 2008, the company's net capital was $445,395, which was $345,395 in excess of its required net capital of $100,000. The company's net capital ratio was 0.26-to-1.

NOTE 5 - RELATED PARTY TRANSACTIONS

Capital & Credit International, Inc. is solely owned by Capital & Credit Holding, Inc., a Florida Corporation, which is related to Capital & Credit Merchant Bank Ltd., a Jamaican Company. The holding company has undertaken to provide all the working capital requirements until the reporting company is fully functional.

In addition to the above, the company and its parent operate a cost sharing agreement involving administrative services and at year-end, $12,328 was due to the parent company. This agreement is renewable annually

****

SCHEDULE I

NET CAPITAL

Total Stockholders' equity	$	545,831
Total capital and allowable Stockholders' equity qualified for net capital		545,831
Deductions and/or charges:		
Non-allowable assets:		
Property and equipment, net of accumulated depreciation		17,712
Prepaid expenses		56,202
Other assets		26,522
Total deductions and/or charges		100,436
NET CAPITAL		445,395

AGGREGATE INDEBTEDNESS

Items included in statement of financial condition:		
Accounts payable, accrued expenses, and other liabilities	$	116,654

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (based on 6-2/3% of aggregate indebtedness)	$	7,769
Minimum net capital required of reporting broker or dealer	$	100,000
Net capital required (greater of above)	$	100,000
Excess capital	$	345,395
Ratio: Aggregated indebtedness to net capital		26%

Pursuant to Rule 17a-5(d)(4), no material differences were noted from the Company's computation; therefore, a reconciliation is not considered necessary.

CAPITAL & CREDIT INTERNATIONAL, INC.
COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS
UNDER SECURITIES AND EXCHANGE COMMISSION RULE 15c3-3 AND
INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS
UNDER SECURITIES AND EXCHANGE COMMISSION RULE 15c3-3
DECEMBER 31, 2008

SCHEDULE II

The Company is exempt from the requirements of Securities and Exchange Commission Rule 15c3-3 as it is operating under the k(2)(ii) exemption.

Watson & Company, P.A.

Certified Public Accountants

20401 N.W. 2nd Avenue, Suite 300
(State Road 441)
Miami, Florida 33169
(305) 653-8865
(305) 653-8866
Fax: (305) 654-7751

watsonpa@aol.com
watson_info@watsonpa.com

REPORT ON INTERNAL CONTROL REQUIRED
BY SEC RULE 17a-5 FOR A BROKER DEALER
CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

To the Board of Directors
Capital & Credit International, Inc.
Miami, Florida

In planning and performing our audit of the financial statements and supplemental
schedules of Capital & Credit International, Inc. (the "Company") for the year ended
December 31, 2008, we considered its internal control, including control activities for
safeguarding securities, in order to determine our auditing procedures for the purpose of
expressing our opinion on the financial statements and not to provide assurance on
internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission
("SEC"), we have made a study of the practices and procedures followed by the
Company including tests of such practices and procedures that we considered relevant to
the objectives stated in SEC Rule 17a-5(g) in making the periodic computations of
aggregate indebtedness (or aggregate debits) and net capital under SEC Rule 17a-3(a)(11)
and for determining compliance with the exemptive provisions of SEC Rule 15c3-3.
Because the Company does not carry securities accounts for customers or perform
custodial functions relating to customer securities, we did not review the practices and
procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and
   recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under section 8
   of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve
   System

3. Obtaining and maintaining physical possession or control of all fully paid and excess
   margin securities of customer as required by Rule 15c3-3

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Management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the proceeding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related cost of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives.

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transaction are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. SEC Rule 17a-5(g) list additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weakness under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material to relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, which we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission ("SEC"), Financial Industry Regulatory Authority ("FINRA"), the National Association of Securities Dealers ("NASD"), and other regulatory agencies that rely on SEC Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Watkin & Comp P.A

January 23, 2009